UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73933G202

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933G202	13D	Page 1 of 4 pages

1	NAMES OF REPORTING PERSONS Gary S. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,533,882
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,533,882
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 73933G202	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 18 to Schedule 13D (“Amendment No. 18”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 9, 2011, as amended to date, (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

General

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person intends to continue to opportunistically sell a portion of the securities of the Issuer currently held by him in the open market or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to various entities controlled by him for estate planning purposes. In addition, the Reporting Person may engage in communications with the Issuer, shareholders of the Issuer, management and the Board, and may, among other things, provide advice or take a position with respect to potential changes in the operations, management, board of directors or capital structure of the Issuer.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 73933G202	13D	Page 3 of 4 pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

●	Amount beneficially owned: 3,533,882

●	Percent of Class: 15.4%

●	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 3,533,882

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 3,533,882

•	Shared power to dispose or direct the disposition of: 0

The above percent of class is based on 22,886,345 shares of the Issuer’s Common Stock outstanding as of October 16, 2020.

(c) during the past sixty days, the Reporting Person disposed of 19,290 shares of Common Stock in a series of transactions at prices ranging from $3.99 to $4.458 per share in open market transactions on the OTCPink market. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
October 7, 2020	1,212	$4.458
October 9, 2020	10,484	$4.3055
October 12, 2020	2,965	$4.2362
October 13, 2020	32	$4.20
November 2, 2020	2,881	$3.99
November 3, 2020	1,716	$3.99

(d)	None.

(e)	Not applicable.

CUSIP No. 73933G202	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2020
	By:	/s/ Gary S. Winemaster
Name: Gary S. Winemaster